UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Children’s Place, Inc.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

168905107
(CUSIP Number)

Turki Saleh A. AlRajhi

Muhammad Asif Seemab

Mithaq Capital SPC

c/o Synergy, Anas Ibn Malik Road

Al Malqa, Riyadh 13521

Saudi Arabia

+966 11 222 2210

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,787 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,787*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,787 Common Shares, including the 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2024.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Global

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,787*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,787 Common Shares, including the 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 11, 2024.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,787*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,787 Common Shares, including the 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 11, 2024.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Turki Saleh A. AlRajhi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,787*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,787 Common Shares, including the 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 11, 2024.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Muhammad Asif Seemab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,787*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,787*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,787*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,787 Common Shares, including the 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 11, 2024.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Snowball Compounding Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 12,718,280 Common Shares outstanding as of September 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 11, 2024.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2024, by that certain Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2024, and by that certain Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2024 (the “Initial 13D”, and the Initial 13D as amended and supplemented by this Amendment No. 4, the “Schedule 13D”) relating to the common shares, par value $0.10 per share (the “Common Shares”) of The Children’s Place, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 4 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

“On September 13, 2024, Mithaq SPC acquired 250,000 Common Shares by exercising all 2,500 of its previously disclosed American-style call options that remained outstanding (which options were acquired on February 12, 2024 and referenced an aggregate amount of 250,000 Common Shares) for a total expense of $2,500,000. The source of funds used by Mithaq SPC to exercise such options is its working capital. No part of the purchase price paid to exercise such options was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3. The number of Common Shares beneficially owned by the Reporting Persons has not changed as a result of the option exercise reported in this paragraph.”

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

“The disclosure set forth in Item 3 of Amendment No. 4 is incorporated herein by reference.”

Item 5.	Interests in Securities of the Issuer.

Items 5(a) and (b) of the Initial 13D are hereby amended and restated as follows:

“(a), (b) Each Reporting Person (other than Snowball) beneficially owns an aggregate of 7,001,787 Common Shares, including 1,000 Common Shares held directly by Snowball. These Common Shares represent approximately 55.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

Mithaq SPC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,787 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,787 Common Shares.

Mithaq Global has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,787 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,787 Common Shares.

Mithaq Capital has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,787 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,787 Common Shares.

Turki Saleh A. AlRajhi has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,787 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,787 Common Shares.

Muhammad Asif Seemab has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,787 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,787 Common Shares.

Snowball has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,000 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,000 Common Shares.”

Item 5(c) of the Initial 13D is hereby amended and supplemented to add the following information:

“All transactions in the Common Shares and call options effected during the past sixty days by the Reporting Persons are set forth on Exhibit 99.2 hereto and that information is incorporated by reference herein.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

“The disclosure set forth in Item 3 of Amendment No. 4 is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.2	Trading Data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2024	SNOWBALL COMPOUNDING LTD.

	By:	Mithaq Capital SPC, its sole stockholder

By:	/s/ Turki Saleh A. AlRajhi
	Name:	Turki Saleh A. AlRajhi
	Title:	Director

Date: September 16, 2024	MITHAQ CAPITAL SPC

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: September 16, 2024	MITHAQ CAPITAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: September 16, 2024	MITHAQ GLOBAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: September 16, 2024	TURKI SALEH A. ALRAJHI

	By:	/s/ Turki Saleh A. AlRajhi
Turki Saleh A. AlRajhi

Date: September 16, 2024	MUHAMMAD ASIF SEEMAB

	By:	/s/ Muhammad Asif Seemab
Muhammad Asif Seemab